VH 4-2-02

MB 3/28/02

RECD S.E.C.
MAR 25 2002
501

02018885

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWISS AMERICAN SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 49th STREET
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER NIELSEN (212) 612-8810
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NEW YORK	10154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER NIELSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWISS AMERICAN SECURITIES INC., as of DECEMEBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Title

Notary Public

MARY ELLEN INTERNICOLA
Notary Public, State of New York
No. 01IN5014061
Qualified in Kings County
Commission Expires July 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Swiss American Securities Inc.:

We have audited the accompanying statements of financial condition of Swiss American Securities Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swiss American Securities Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2001 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2002

SWISS AMERICAN SECURITIES INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash	$	17,088,977	116,084,480
Cash and securities segregated under Federal regulations		238,574,973	406,293,452
Deposits with clearing organizations:			
Cash		2,258,941	2,261,941
Securities owned, at market value		12,451,055	13,985,164
Securities borrowed		4,424,376,379	2,931,777,235
Receivables from brokers and dealers		2,174,188	465,227
Receivable from customers and affiliates		43,590,699	52,385,382
Interest receivable		7,307,673	19,932,042
Securities owned, at market value		54,609,486	5,788,184
Exchange memberships, at cost (market value $2,866,300 and $3,160,000, respectively)		530,553	530,553
Furniture and fixtures, less accumulated depreciation of of $308,516 and $178,063, respectively		337,729	210,300
Other assets (including deferred tax asset of $1,775,705 and $2,412,630, respectively)		11,752,847	10,428,561
Total assets	$	4,815,053,500	3,560,142,521
Liabilities and Stockholders' Equity			
Liabilities:			
Securities loaned	$	4,222,735,867	2,640,017,407
Payable to customers and affiliates		474,628,674	789,679,535
Interest payable		6,248,780	24,865,730
Payable to brokers and dealers		2,469,026	7,974,087
Securities sold but not yet purchased, at market value		10,416	119,759
Income taxes payable		11,976,214	11,238,426
Accounts payable, accrued expenses, and other liabilities		17,601,962	16,354,521
Total liabilities		4,735,670,939	3,490,249,465
Commitments and contingencies			
Stockholders' equity:			
Class A - Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000	5,000
Class B - Common stock, $1 par value. Authorized, issued, and outstanding 3,400 shares		3,400	3,400
Class C - Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000	1,000
Class D - Common stock, $1 par value. Authorized, issued, and outstanding 600 shares		600	600
Additional paid-in capital		8,331,784	8,331,784
Retained earnings		71,040,777	61,551,272
Total stockholders' equity		79,382,561	69,893,056
Total liabilities and stockholders' equity	$	4,815,053,500	3,560,142,521

See accompanying notes to financial statements.

Income and expenses derived from foreign transactions have been translated into U.S. dollars at the prevailing exchange rate at the date of the transaction. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2001 and 2000, respectively.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair value is defined as the amount at which a financial instrument could be exchanged in current transactions between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price. Generally, the Company's financial assets and liabilities are either valued at market or contract value, which approximates fair value, because of their short-term nature.

Certain prior year amounts were reclassified to conform to the current year presentation.

(3) Cash and Securities Segregated Under Federal Regulations

Deposits in the special reserve bank accounts, segregated for the exclusive benefit of customers under Federal regulations (SEC Rule 15c3-3, CFTC section 4d(2)) as of December 31, 2001, are comprised of $574,973 of cash, and $238,000,000 of securities purchased under an agreement to resell. Securities purchased under agreements to resell are collateralized by $209,849,000 par value U.S. government obligations (market value and accrued interest of $241,963,999), which bear interest at various rates and mature in January 2002.

Such deposits outstanding as of December 31, 2000 included $1,293,452 of cash, and $405,000,000 of securities purchased under an agreement to resell which matured in January 2001.

(4) Receivable From and Payable to Customers and Affiliates

Receivable from and payable to customers and affiliates include amounts resulting from cash and margin transactions. Securities owned by customers and affiliates are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

(5) Securities Borrowed and Securities Loaned

Securities borrowed transactions are entered into on behalf of customers and affiliates to settle their short stock positions. As of December 31, 2001, no securities borrowed transactions were entered into to settle short positions of affiliates. As of December 31, 2000, securities borrowed activities on behalf of certain affiliate customers totaling approximately $6 million were included in the financial statements.

In addition, securities borrowed and loaned transactions are entered into on a matched basis with counterparties and affiliates. In these transactions the Company earns a spread.

(Continued)

(6) Securities Owned and Securities Sold but Not Yet Purchased

Securities owned and securities sold but not yet purchased consist mainly of investment securities at quoted market values at December 31, 2001 and 2000, and are as follows:

	Owned		Sold but not yet purchased	
	2001	2000	2001	2000
U.S. Government obligations	$ 48,328	—	—	—
U.S. equity securities	74,205	698,832	10,416	119,759
Liquid asset funds	54,486,953	5,089,352	—	—
	$ 54,609,486	5,788,184	10,416	119,759

(7) Interest and Dividends, Net

Interest income and expense and dividend (expense) income recognized by the Company during the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Interest income	$ 152,945,756	250,366,119
Interest expense	(137,813,707)	(225,207,507)
Net dividend (expense) income	(148)	(6,966)
Interest and dividends, net	$ 15,131,901	25,151,646

(8) Income Taxes

The Company is included in the consolidated Federal income tax returns filed by SAC and its subsidiaries, and files state and local tax returns on a separate company basis. The consolidated taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from SAC.

The provision for income taxes is based upon the Company's contribution to consolidated taxable income.

The provision (benefit) for income taxes for the years ended December 31, 2001 and 2000 consists of:

		2001	2000
Federal:			
Current	$	6,843,079	16,073,431
Deferred		(1,156,079)	(1,077,431)
		5,687,000	14,996,000
State and local:			
Current		4,592,626	10,396,311
Deferred		(619,626)	(707,311)
		3,973,000	9,689,000
	$	9,660,000	24,685,000

The source and tax effects of the components of deferred Federal, state, and local income taxes are as follows:

		2001	2000
Book depreciation and amortization in excess of tax depreciation	$	(51)	(15,428)
Pension fund accruals		(1,295,705)	(898,861)
Other		(479,949)	(870,453)
Net deferred (benefit)	$	(1,775,705)	(1,784,742)

The effective income tax rate differs from the "expected" rate of 35% primarily because of the effect of state and local taxes and the effect of the Company's tax sharing policy with the consolidated group.

Deferred income taxes at December 31, 2001 and 2000 consist primarily of timing differences between recognition for financial reporting purposes and deferral of recognition for tax reporting purposes of deferred compensation and lease abandonment expenses.

The Company has not provided a valuation allowance for the deferred tax asset as of December 31, 2001 or 2000, as management believes that it is more likely than not that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from taxable income that have already been recognized for financial reporting purposes.

(9) Employee Benefit Plans

Pension Plan

The Company sponsors a defined benefit pension plan (the Plan) covering all employees meeting certain eligibility requirements. The Company makes annual contributions which exceed the minimum funding requirements under the Employee Retirement Income Security Act of 1974. In addition, the Company maintains a funded, nonqualified Supplemental Executive Retirement Plan (the Supplemental Plan), for certain qualified executives, that restores retirement plan benefits otherwise restricted due to limitations imposed by the IRS.

(Continued)

SWISS AMERICAN SECURITIES INC.

Notes to Financial Statements

December 31, 2001 and 2000

The following table sets forth the Plan's funded status as of December 31, 2001 and 2000, and amounts recognized in the Company's financial statements:

		2001	2000
Change in benefit obligations:			
Benefit obligation at beginning of year	$	18,199,200	15,642,400
Service cost		908,200	828,700
Interest cost		1,332,800	1,247,100
Actuarial loss (gain)		257,300	839,300
Benefits paid		(598,400)	(358,300)
Benefit obligation at end of year	$	20,099,100	18,199,200
Change in plan assets:			
Fair value of plan assets at beginning of year	$	18,033,500	17,604,900
Actual return on plan assets		(6,019,500)	(429,500)
Employer contribution		590,000	1,216,400
Benefits paid		(598,400)	(358,300)
Fair value of plan assets at end of year	$	12,005,600	18,033,500
Funded status	$	(8,093,500)	(165,700)
Unrecognized net asset		(46,800)	(78,000)
Unrecognized prior service cost		1,674,400	1,948,000
Unrecognized actuarial gain		6,240,600	(1,653,500)
Net amount recognized	$	(225,300)	50,800
Amounts recognized in statements of financial condition:			
Prepaid benefit cost	$	—	50,800
Accrued benefit liability		(4,929,400)	—
Intangible asset		1,674,400	—
Accumulated other comprehensive income		3,029,700	—
Net amount recognized	$	(225,300)	50,800
Weighted-average assumptions as of December 31:			
Discount rate		7.00%	7.50%
Expected return on plan assets		9.00%	9.00%
Rate of compensation increase		5.00%	6.00%
Net periodic benefit cost for the year:			
Service cost	$	908,200	828,700
Interest cost		1,332,800	1,247,100
Expected return on plan assets		(1,617,400)	(1,651,700)
Amortization of net asset		(31,200)	(31,200)
Amortization of prior service cost		273,600	273,600
Recognized net actuarial gain		—	(219,800)
Net periodic benefit cost	$	866,000	446,700
Accumulated benefit obligation at end of year	$	16,935,000	14,524,500

(Continued)

Supplemental Plan

The following table sets forth the Supplemental Plan's funded status as of December 31, 2001 and 2000, and amounts recognized in the Company's financial statements:

		2001	2000
Change in benefit obligations:			
Benefit obligation at beginning of year	$	1,530,800	1,303,200
Service cost		59,700	56,000
Interest cost		127,500	107,300
Actuarial (gain)/loss		(55,900)	107,000
Benefits paid		(42,200)	(42,700)
Benefit obligation at end of year	$	1,619,400	1,530,800
Change in plan assets:			
Employer contribution	$	42,700	42,700
Benefits paid		(42,700)	(42,700)
Fair value of plan assets at end of year	$	—	—
Funded status		(1,619,400)	(1,530,800)
Unrecognized prior service cost		171,800	206,200
Unrecognized actuarial loss		433,000	538,400
Net amount recognized	$	(1,014,600)	(786,200)
Amounts recognized in statements of financial condition:			
Accrued benefit liability	$	(1,057,200)	(1,031,200)
Intangible assets		42,600	206,200
Accumulated other comprehensive income		—	38,800
Net amount recognized	$	(1,014,600)	(786,200)
Weighted-average assumptions as of December 31:			
Discount rate		7.00%	7.50%
Rate of compensation increase		5.00%	6.00%
Net periodic benefit cost for the year:			
Service cost	$	59,700	56,000
Interest cost		127,500	107,300
Amortization of prior service cost		34,400	34,400
Recognized net actuarial loss		49,500	37,800
Net periodic benefit cost	$	271,100	235,500
Accumulated benefit obligation at end of year	$	1,057,200	1,031,200

(Continued)

Employee Savings and Investment Plan

The Company participates in an Employee Savings and Investment Plan (the Savings Plan) which covers all employees meeting certain eligibility requirements. The participant's contribution is limited to a specified maximum percentage of his/her earnings and is 100% vested to the participant. In 2001 and 2000, the Company matched 100% of such contributions. For the years ended December 31, 2001 and 2000, the Company's contribution was $512,307 and $474,804, respectively, which is included in employee compensation and benefits in the accompanying statements of income.

Effective January 1, 1994, the maximum compensation that may be used to determine benefits under the Savings Plan was adjusted to $150,000 by the 1993 Tax Act and Internal Revenue Service ("IRS") regulations issued thereunder. The compensation limitation has been increased by the IRS for the cost of living in increments of $10,000. As of December 31, 2001, the maximum compensation was $170,000.

(10) Transactions with Related Parties

For the years ended December 31, 2001 and 2000, the Company earned revenues and incurred expenses from Streetline Inc., ("Streetline) SAC, Credit Suisse and other related entities, in addition to one other stockholder. The following intercompany amounts are included in the accompanying statements of income:

	2001			
	Streetline	SAC	Credit Suisse and other related entities	Other stockholder
Revenues:				
Commissions	$ —	—	16,663,562	1,258,908
Interest and dividends, net	(35,276)	(1,452,245)	(12,890,442)	—
Custody	—	—	5,653,907	131,540
Management fees	75,000	100,000	—	—
Other	—	—	108,414	—
	$ 39,724	(1,352,245)	9,535,441	1,390,448
Expenses:				
Employee compensation and benefits	$ —	—	1,224,359	—
Occupancy and equipment rental	—	377,736	—	—
Other operating (includes research fees)	(14,283)	775,000	1,721,259	—
	$ (14,283)	1,152,736	2,945,618	—

(Continued)

		2000			
		Streetline	SAC	Credit Suisse and other related entities	Other stockholder
Revenues:					
Commissions	$	—	—	34,568,792	3,939,847
Interest and dividends, net		(112,963)	(1,394,272)	(26,459,687)	—
Custody		—	—	10,437,774	161,160
Other		—	—	202,862	—
	$	(112,963)	(1,394,272)	18,749,741	4,101,007
Expenses:					
Employee compensation and benefits	$	—	—	187,748	—
Occupancy and equipment rental		—	377,736	—	—
Other operating (includes research fees)		—	—	1,749,412	—
	$	—	377,736	1,937,160	—

The Company engages in intercompany transactions with Streetline, SAC, Credit Suisse and other related entities, in addition to one other stockholder. The following intercompany amounts are included in the accompanying statements of financial condition at December 31, 2001 and 2000:

		2001			
		Streetline	SAC	Credit Suisse and other related entities	Other stockholder
Assets:					
Cash	$	—	—	11,462,707	—
Receivable from customers and affiliates		—	—	922,873	—
Securities borrowed		—	—	10,434,700	—
Other assets		—	4,603,064	2,317,149	1,385,320
	$	—	4,603,064	25,137,429	1,385,320
Liabilities:					
Securities loaned	$	—	—	616,698,800	—
Payable to customers and affiliates		1,318,608	44,684,241	146,476,374	—
Other liabilities		—	—	2,351,345	—
	$	1,318,608	44,684,241	765,526,519	—

(Continued)

	2000			
	Streetline	SAC	Credit Suisse and other related entities	Other stockholder
Assets:				
Cash	$ —	—	30,719,695	—
Receivable from customers and affiliates	—	—	1,132,929	—
Securities borrowed	—	—	34,710,800	—
Other assets	—	4,667,607	745,961	13,905
	$ —	4,667,607	67,309,385	13,905
Liabilities:				
Securities loaned	$ —	—	2,036,000	—
Payable to customers and affiliates	179,294	38,493,324	352,109,584	13,374,087
Other liabilities	—	—	271,629	—
	$ 179,294	38,493,324	354,417,213	13,374,087

According to a stockholder's agreement, the Company's annual dividend is allocated to each stockholder in proportion to its contribution to the Company's revenue, as defined, derived from stockholders. The percentage of ownership and voting rights of each stockholder were unaffected by this agreement.

(11) Commitments and Contingencies

The Company has noncancelable operating leases for office facilities and computer equipment. The minimum lease payments under noncancelable leases, including lease payments for the new office facility, are as follows:

	Minimum lease payments
Year ending December 31:	
2002	$ 2,687,511
2003	2,223,666
2004	1,845,930
2005	1,743,810
2006 and thereafter	11,950,958
	$ 20,451,875

(Continued)

The leases for office facilities include escalation clauses for operating costs, real estate taxes and renewal options. Rent expense for the years ended December 31, 2001 and 2000 totaled $2,601,149 and $2,459,287, respectively.

(12) Concentrations of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities ("customers") and principal activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties and correspondents with whom it conducts business on a periodic basis.

For transactions in which the Company extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions when necessary. The Company also executes customer transactions in the purchase and sale of commodity futures contracts, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off- balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement-date basis, which is generally three business days after trade date. The Company is, therefore, exposed to the risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral for various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to the risk of acquiring securities at prevailing market prices. Risk is controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure or instituting securities buy-in procedures when required. To the extent that the market value of securities sold but not yet purchased increases, the Company is exposed to the risk of loss.

(Continued)

(13) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-l) and the Commodity Futures Trading Commission's ("CFTC") Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-l, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, or 4% of the funds required to be segregated for customers' regulated commodity accounts, as defined. In addition, the net capital rule of the New York Stock Exchange, Inc. (the "Exchange") provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits and, as a prime broker, the Company is required to maintain a minimum net capital requirement as defined in SEC Rule 15c3-1(a)(2)(i)/03 of $1,500,000. At December 31, 2001, the Company had net capital of $63,799,372 which was 37% of aggregate debit balances, and $60,312,413 in excess of required net capital.

(14) PAIB Reserve Requirements

In accordance with the Securities and Exchange Commission's no action letter dated November 3, 1998, the Company has been computing, on a weekly basis, a reserve requirement for the proprietary accounts of introducing brokers (PAIB). As of December 29, 2001, the Company had a deposit requirement of $2,230 and had $500,000 segregated in a special reserve bank account for the exclusive benefit of customers.